FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Weingrow Howard (Last) (First) (Middle) c/o Medis Technologies Ltd. 805 Third Avenue (Street) New York New York 10022 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Medis Technologies Ltd. (MDTL) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Day/Year 3/3/03 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

  X  Director

  X  Officer (give title below)

  X  10% Owner

      Other (specify below)

    President and Treasurer

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

  X  Form filed by One Reporting Person

       Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, $0.01 par value	3/3/03		X		141,932	A	$2.15		D
Common Stock, $0.01 par value	3/3/03		X		65,241	A	$2.15		I	By Stanoff Corporation
Common Stock, $0.01 par value	3/3/03		X		8,982	A	$2.15		D(1)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Subscription Rights (right to buy) (2)	$2.15			X			141,932 (3)	Immed.	3/11/03	Common Stock	141,932		0	D
Subscription Rights (right to buy) (2)	$2.15			X			65,241 (4)	Immed.	3/11/03	Common Stock	65,241		0	I	By Stanoff Corporation
Subscription Rights (right to buy) (2)	$2.15			X			8,982 (5)	Immed.	3/11/03	Common Stock	8,982		0	D(1)

Explanation of Responses:

(1) Held by Reporting Person and Robert K. Lifton as Tenants in Common.

(2) Issued pursuant to the Issuer’s Rights Offering which expires on March 11, 2003.  Pursuant to the Rights Offering, each existing stockholder of the Issuer on February 7, 2003 received, at no charge, 0.110180929 non–transferable rights for each share of the Issuer’s common stock then owned by the stockholder.  One full subscription right entitles the stockholder to purchase one share of the Issuer’s common stock at a subscription price of $2.15 per share.

(3) Reporting person was issued 141,932 basic subscription rights to purchase a like number of shares of common stock of the Issuer.  Reporting person also received the right to purchase a then-indeterminable number of additional shares, at the same subscription price, pursuant to an oversubscription privilege.

(4) Reporting person was issued 65,241 basic subscription rights to purchase a like number of shares of common stock of the Issuer.  Reporting person also received the right to purchase a then-indeterminable number of additional shares, at the same subscription price, pursuant to an oversubscription privilege.

(5) Reporting person was issued 8,982 basic subscription rights to purchase a like number of shares of common stock of the Issuer.  Reporting person also received the right to purchase a then-indeterminable number of additional shares, at the same subscription price, pursuant to an oversubscription privilege.

/s/ Howard Weingrow ** Signature of Reporting Person	March 5, 2003 Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002